SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 26)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Cathy A. Birkeland, Esq.

Alexa M. Berlin, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

(Page 1 of 12 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A -1 and Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,554,636*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,554,636*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,554,636*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.3%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as adjusted to account for the conversion of an aggregate of 464,111 shares of Class B Common Stock into 464,111 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members April 15, 2024 through April 25, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,182,769 shares of Common Stock outstanding as of May 3, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 29.2% of the total voting power of the Common Stock as of May 3, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 3, 2024, as adjusted, which is comprised of 45,643,282 shares of Class A Common Stock and 55,539,487 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GHHC, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,459,779*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,459,779*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,459,779*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 12.3%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as adjusted to account for the conversion of an aggregate of 464,111 shares of Class B Common Stock into 464,111 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members April 15, 2024 through April 25, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,182,769 shares of Common Stock outstanding as of May 3, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 20.7% of the total voting power of the Common Stock as of May 3, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 3, 2024, as adjusted, which is comprised of 45,643,282 shares of Class A Common Stock and 55,539,487 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 12 Pages

1.

 Names of Reporting Persons

 I.R.S. Identification Nos. of Above Persons (Entities Only)

Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,554,636*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,554,636*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,554,636*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 17.3%*
14.	Type of Reporting Person IN; OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as adjusted to account for the conversion of an aggregate of 464,111 shares of Class B Common Stock into 464,111 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members April 15, 2024 through April 25, 2024. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,182,769 shares of Common Stock outstanding as of May 3, 2024, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 29.2% of the total voting power of the Common Stock as of May 3, 2024, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 3, 2024, as adjusted, which is comprised of 45,643,282 shares of Class A Common Stock and 55,539,487 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 12 Pages

EXPLANATORY NOTE: This Amendment No. 26 to Schedule 13D (“Amendment No. 26”), which relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission with respect to the Issuer on August 26, 2010 (as amended to date, the “Schedule 13D”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On June 17, 2024, GHHC, L.L.C. distributed an aggregate of 3,347,841 shares of Class B Common Stock to certain of its non-managing members which are trusts for the benefit of Gigi Pritzker Pucker, of which UDQ Private Trust Company, LLC serves as trustee (the “June 2024 Distribution”). The June 2024 Distribution constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the June 2024 Distribution.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The June 2024 Distribution was completed on June 17, 2024, as described in Item 3 of this Amendment No. 26.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 17,554,636 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as adjusted to account for the conversion of an aggregate of 464,111 shares of Class B Common Stock into 464,111 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members April 15, 2024 through April 25, 2024, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 31.6% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of May 3, 2024, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 17.3% of the total number of shares of Common Stock outstanding and 29.2% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 12 Pages

Schedule A attached to this Amendment No. 26 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 26 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

GHHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 12,459,779 shares of Class B Common Stock. UDQ Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of the trust listed on Appendix A-1, which is the controlling member of GHHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock as well as the 5,094,857 shares of Class B Common Stock held by the trusts listed on Appendix A-2 for which it also serves as trustee. UDQ Trust is the sole member of UDQ Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Gigi Pritzker Pucker is the trustee of UDQ Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of UDQ Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Gigi Pritzker Pucker, Michael A. Pucker, Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin and Derek Arend. The voting decisions of UDQ Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

Based solely on the information contained in Form 4 filings filed between April 17, 2024 and April 26, 2024 by certain Separately Filing Group Members, such Separately Filing Group Members sold an aggregate of 464,111 shares of Class B Common Stock. In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to such sales automatically converted upon such sales into shares of Class A Common Stock.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 603,343 shares of currently issued Class A Common Stock and 53,269,092 shares of Class A Common Stock issuable upon conversion of 53,269,092 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 1.3% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into

CUSIP No. 448579102	13D	Page 7 of 12 Pages

shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 95.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 53.2% of the total number of shares of Common Stock outstanding and 88.7% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 26 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 26 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2024

UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2.

By:	/s/ Derek Arend
Derek Arend
President

GHHC, L.L.C.

By:	/s/ Derek Arend
Derek Arend
President

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, not individually, but solely in the capacity as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, individually

[Signature Page to Amendment No. 26 to Schedule 13D]

CUSIP No. 448579102	13D	Page 9 of 12 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
F.L.P. Trust #14	South Dakota

CUSIP No. 448579102	13D	Page 10 of 12 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
Trust GPP-PTA	Bahamas
Trust GPP-PTB	Bahamas
PDTA Gigi Trust	South Dakota
PDTB Gigi Trust	South Dakota
NPDT Abigail Trust	South Dakota
NPDT Maggie Trust	South Dakota
NPDT Jessica Trust	South Dakota

CUSIP No. 448579102	13D	Page 11 of 12 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
UDQ Private Trust Company, LLC, solely in the capacity as trustee of the trust listed on Appendix A-1 and the trusts listed on Appendix A-2.[6]	—	—	17,554,636	31.6%	17.3%	29.2%
GHHC, L.L.C.[6]	—	—	12,459,779	22.4%	12.3%	20.7%
Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC[6]	—	—	17,554,636	31.6%	17.3%	29.2%

[1]

All references to the number of shares outstanding are as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as adjusted to account for the conversion of an aggregate of 464,111 shares of Class B Common Stock into 464,111 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members April 15, 2024 through April 25, 2024.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,643,282 shares of Class A Common Stock outstanding as of May 3, 2024, as adjusted assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 55,539,487 shares of Class B Common Stock outstanding as of May 3, 2024, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,643,282 shares of Class A Common Stock and 55,539,487 shares of Class B Common Stock outstanding as of May 3, 2024, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 3, 2024, as adjusted, which is comprised of 45,643,282 shares of Class A Common Stock and 55,539,487 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

GHHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 12,459,779 shares of Class B Common Stock. UDQ Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of the trust listed on Appendix A-1, which is the controlling member of GHHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock as well as the 5,094,857 shares of Class B Common Stock held by the trusts listed on Appendix A-2 for which it also serves as trustee. UDQ Trust is the sole member of UDQ Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Gigi Pritzker Pucker is the trustee of UDQ Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of UDQ Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Gigi Pritzker Pucker, Michael A. Pucker, Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin and Derek Arend. The voting decisions of UDQ Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

CUSIP No. 448579102	13D	Page 12 of 12 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	673,350	1.2%	*	1.1%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	588,693	1.3%	22,520,767	40.5%	22.8%	37.6%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	1,964,376	3.5%	1.9%	3.3%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	3,972,473	7.2%	3.9%	6.6%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	6,511,568	11.7%	6.4%	10.8%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	—	—	1,922	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[14]	—	—	17,554,636	31.6%	17.3%	29.2%
Pritzker Family Group Totals	603,343	1.3%	53,269,092	95.9%	53.2%	88.7%
*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, as adjusted to account for the conversion of an aggregate of 464,111 shares of Class B Common Stock into 464,111 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members April 15, 2024 through April 25, 2024.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,643,282 shares of Class A Common Stock outstanding as of May 3, 2024, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 55,539,487 shares of Class B Common Stock outstanding as of May 3, 2024, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,643,282 shares of Class A Common Stock and 55,539,487 shares of Class B Common Stock outstanding as of May 3, 2024, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 3, 2024, as adjusted, which is comprised of 45,643,282 shares of Class A Common Stock and 55,539,487 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 244,648 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $52.65, 212,967 SARs that are currently exercisable at an exercise price of $80.02, 292,226 SARS that are currently exercisable at an exercise price of $71.67, 563,063 SARs that are currently exercisable at an exercise price of $48.66, 130,752 SARS that are currently exercisable at an exercise price of $80.46, 72,924 SARs that are currently exercisable at an exercise price of $95.06 and 30,902 SARs that are currently exercisable at an exercise price of $111.71. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.